Eric C. Jensen T: +1 650 843 5049 ejensen@cooley.com	VIA EMAIL AND EDGAR

September 13, 2021

United States Securities and Exchange Commission Division of Corporate Finance Office of Trade & Services Washington, D.C. 20549

Re:	Dutch Bros Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed September 7, 2021
File No. 333-258988
	Attn:	Taylor Beech
Erin Jaskot
Ta Tanisha Meadows
Joel Parker
Dear Ms. Beech:
On behalf of Dutch Bros Inc. (“Dutch Bros” or the “Company”), the following information is in response to a letter, dated September 10, 2021, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 1 to the Company’s Registration Statement on Form S-1 filed with the Commission on September 7, 2021 (the “Amended Registration Statement”). Concurrently with the submission of this response letter, the Company is filing Amendment No. 2 to the Registration Statement (the “Second Amended Registration Statement”).
The numbering of the paragraphs below corresponds to the numbering of the comments in the letter. For the Staff’s convenience we have incorporated your comments into this response letter.
Page references in the text of this response letter correspond to the page numbers of the Second Amended Registration Statement. Capitalized terms used in this response letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Second Amended Registration Statement.
Amendment No. 1 to Registration Statement on Form S-1 Filed September 7, 2021
Dilution, page 88
1.    You use of the term "pro forma net tangible book value" for two different scenarios. Please revise the title(s) to convey the difference between the two amounts.
The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 88 and 89 in the Second Amended Registration Statement.
2.    It appears that you have included goodwill in your determination of pro forma net tangible book deficit. Please revise your calculation or show us how you arrived at these amounts.
Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130
t: +1 650 843 5000 f: +1 650 849 7400 cooley.com

September 13, 2021
Page Two
The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 88 in the Second Amended Registration Statement.
3.    Please provide us with your calculation of Class A common stock used to calculate your pro forma net tangible book per share for both scenarios.
The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 88 in the Second Amended Registration Statement.
Unaudited Pro Forma Combined and Consolidated Financial Information
Unaudited Pro Forma Combined and Consolidated Statement of Income (Loss), page 95
4.    Please provide a footnote detailing how you derived the shares used in the pro forma basic and diluted per share calculations for both periods presented.
The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 96 in the Second Amended Registration Statement.
Principal Stockholders, page 178
5.    Please enlarge the size of the beneficial ownership table so that the text is legible.
The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 178 and 179 in the Second Amended Registration Statement.
* * *
Please contact me at (650) 843-5049 with any questions or further comments regarding our responses to the Staff’s comments.
Sincerely
/s/ Eric C. Jensen
Eric C. Jensen

cc:	Joth Ricci, Chief Executive Officer, Dutch Bros Inc.
Alan Hambelton, Cooley LLP
Marc D. Jaffe, Latham & Watkins LLP
Ian D. Schuman, Latham & Watkins LLP
Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130
t: +1 650 843 5000 f: +1 650 849 7400 cooley.com